Exhibit 99.6

PRESS RELEASE

TotalEnergies strengthens value sharing with its employees
and the support of their energy purchasing power

▪     Confirmation of a Value-Sharing Bonus in December 2026

▪     New capital increase reserved for employees, with a 20% discount

▪     Support for fuel purchases in France and the rest of the world

Paris, October 27, 2026 – In an energy context marked by rising petroleum and gas products prices, TotalEnergies has made it a clear priority to share the Company’s success and performance with its employees by strengthening value-sharing mechanisms and specific measures to support their energy purchasing power.

An Exceptional Value-Sharing Bonus in 2026

TotalEnergies has confirmed that it will distribute an exceptional value-sharing bonus to eligible employees1 in France and around the world in 2026. With this decision, TotalEnergies wishes to recognize the daily commitment of TotalEnergies’ teams, whose professionalism and dedication contribute in particular to the reliability of France’s fuel supply.

In France, pending the mandatory annual negotiations scheduled for December 2026, TotalEnergies is paying an advance on this exceptional bonus of €1,000 gross. The final amount of the bonus and terms of payment will be discussed with employee representative organizations within the framework of its social dialogue.

The value-sharing bonus comes on top of other benefits available to the nearly 15,000 French employees in the Common Social Framework: profit-sharing and incentive plans, with an average incentive payment of €10,136 paid in 2026, and employer contributions to employee savings plans made by the TotalEnergies’ companies in addition to employees’ voluntary contributions to these plans.

A new capital increase reserved for employees with a 20% discount

Following the 2026 campaign, the Board of Directors authorized a new capital increase reserved for employees, who will enjoy a 20% share-purchasing discount and one bonus share for each share subscribed, up to a maximum of 10 bonus shares.

More than 70% of TotalEnergies’ employees worldwide (and more than 80% in France) are TotalEnergies shareholders. In 2025, TotalEnergies paid out approximately €700 million in dividends to employee and former employee shareholders, including approximately €450 million in France. The dividend growth policy of at least 5% per year for the next five years up to 2030, announced by the Board of Directors in September, will also directly benefit employees.

Finally, 13,500 employees worldwide, including 6,500 in France, were granted performance shares in 2026, with an average allocation of 545 shares per employee.

1 to employees of all wholly owned companies, as well as employees of companies in which more than 50% is owned, subject to approval by their respective governing bodies.

Increased support for fuel purchases for employees in France and around the world

In response to rising fuel prices in many countries, TotalEnergies paid a fuel allowance of €2002 to all its employees worldwide in June 2026.

TotalEnergies has also decided to automatically provide all 35,400 employees with a Fleet card, entitling them to a discount of 8 cents per liter on gasoline and diesel purchased at TotalEnergies service stations, in addition to the price caps in effect for all customers in France. This discount, currently available to nearly 15,000 employees in France, will now be extended to all employees in the country.

In addition, employees who are also customers of TotalEnergies Électricité et Gaz France qualify for the 8-cent-per-liter discount on top of the €1.99-per-liter price cap on gasoline and diesel for all electricity and gas customers in France.

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About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).

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